UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2004            File No.    0-50880

White Knight Resources Ltd.

(Name of Registrant)

#922, 510 West Hastings Street, Vancouver, British Columbia, V6B 1L8

(Address of principal executive offices)

1.

Interim Financial Statements (Unaudited) for the period ended September 30, 2004

2.

MD&A for the period ended September 30, 2004

3.

Certification of CEO

4.

Certification of CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

White Knight Resources Ltd.

(Registrant)

Dated: December 1, 2004	By: /s/ Megan Cameron-Jones Megan Cameron-Jones, Corporate Secretary and Director

WHITE KNIGHT RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED

September 30, 2004

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

White Knight Resources Ltd.

CONSOLIDATED BALANCE SHEETS

(Unaudited–prepared by management)

Canadian Funds

	Sep 30 2004	June 30 2004
ASSETS

Current Cash and cash equivalents	$ 292,722	$ 2,395,527
Temporary investments	9,750,824	7,450,824
Receivables	66,962	72,707
Prepaid expenses	2,686	15,760
	10,113,194	9,934,818

Mineral property interests (Note 3)	2,335,407	1,754,374
Deferred exploration costs (Note 4)	1,095,768	733,072
Reclamation bonds	201,048	212,239
Equipment	132,998	85,903
	$ 13,878,415	$ 12,720,406

LIABILITIES
Current Accounts payable and accruals	$ 13,936	$ 59,715
Due to related parties (Note 6)	42,865	70,370
	56,801	130,085

SHAREHOLDERS’ EQUITY
Capital Stock (Note 5)	24,340,372	22,904,872
Contributed Surplus	1,195,911	1,195,911
Deficit	(11,714,669)	(11,510,462)
	13,821,614	12,590,321
	$ 13,878,415	$ 12,720,406

Approved by the Board:

Director:

Director:

“John M. Leask”

“Megan Cameron-Jones”

The accompanying notes are an integral part of these consolidated financial statements

White Knight Resources Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited –prepared by management)

For the period ended September 30 - Canadian Funds

	2004		2003
	Quarter to Date	Year to Date	Quarter to Date	Year to Date
EXPENSES Audit	$ 19,232	$ 19,232	$ 10,950	$ 10,950
Amortization	12,079	12,079	461	461
Bank charges & interest	1,535	1,535	225	225
Consulting	29,991	29,991	9,229	9,229
Consulting - stock based compensation			50,625	50,625
Investor relations & shareholder information	24,580	24,580	2,301	2,301
Legal	20	20	3,077	3,077
Management fees	66,000	66,000	48,000	48,000
Office & miscellaneous	14,316	14,316	1,852	1,852
Rent	15,028	15,028	1,750	1,750
Telephone	4,326	4,326	1,068	1,068
Transfer agent & listing fees	1,506	1,506	432	432
Travel & entertainment	1,964	1,964	964	964
Wages & benefits	20,084	20,084
LOSS BEFORE UNDER-NOTED ITEMS	(210,661)	(210,661)	(130,934)	(130,934)
Interest income	2,676	2,676	5,056	5,056
Gain (loss) on foreign exchange	(19,574)	(19,574)	487	487
Option payments received (net)	63,340	63,340
Loss on disposal of equipment	(757)	(757)
Write-off of deferred expl. costs	(39,231)	(39,231)	(25,750)	(25,750)
LOSS FOR THE PERIOD	$ (204,207)	$(204,207)	$ (151,141)	$ (151,141)
Loss per common share	$ (0.004)	$ (0.004)	$ (0.005)	$ (0.005)
Weighted average number of common shares outstanding	51,605,690	51,605,690	29,248,848	29,248,848

White Knight Resources Ltd.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited –prepared by management)

For the period ended September 30 - Canadian Funds

	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total
Balance, June 30, 2004 Shares issued for:	50,029,386	$	$ 22,904,872	$ 1,195,911	$ (11,510,462)	$ 12,590,321
Exercise of warrants	2,290,000	0.60	1,374,000			1,374,000
Exercise of stock options	150,000	0.41	61,500			61,500
Loss for the period					(204,207)	(204,207)
Balance, Sep 30, 2004	52,469,386		$ 24,340,372	$ 1,195,911	$ (11,714,669)	$ 13,821,614

White Knight Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited –prepared by management)

For the period ended September 30 – Canadian Funds

	2004		2003
	Quarter to Date	Year to Date	Quarter to Date	Year to Date
Cash Flows From Operating Activities
Loss for the period	$ (204,207)	$ (204,207)	$ (151,141)	$ (151,141)
Amortization	12,079	12,079	461	461
Write-off of deferred exploration costs	39,231	39,231	25,750	25,750
Stock based compensation			50,625	50,625
Changes in non-cash working capital Decrease (increase) in prepaid expenses	13,074	13,074	(1,101)	(1,101)
Decrease in receivables	5,745	5,745	449	449
Increase (decrease) in A/P & accr. liabilities	(45,779)	(45,779)	11,781	11,781
Increase (decrease) in due to related parties	(27,505)	(27,505)	113,969	113,969
	(207,362)	(207,362)	50,793	50,793
Cash Flows from Financing Activities Issuance of capital stock	1,435,500	1,435,500	262,310	262,310
	1,435,500	1,435,500	262,310	262,310
Cash Flows from Investing Activities Acquisition of mineral property interests	(581,033)	(581,033)	(85,748)	(85,748)
Deferred exploration costs, net of recoveries	(401,927)	(401,927)	(59,428)	(59,428)
Acquisition of temporary investments	(2,300,000)	(2,300,000)
Acquisition of equipment	(59,174)	(59,174)
Reclamation bonds	11,191	11,191	(252)	(252)
	(3,330,943)	(3,330,943)	(145,428)	(145,428)
Net Increase (decrease) in Cash and Cash Equivalents	(2,102,805)	(2,102,805)	167,675	167,675
Cash and Cash Equivalents – Beginning of Period	2,395,527	2,395,527	133,386	133,386
Cash and Cash Equivalents – End of Period	$ 292,722	$ 292,722	$ 301,061	$ 301,061

White Knight Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited –prepared by management)

For the period ended September 30, 2004

1.

NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral property interests .

At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral property interests. The ability of the Company to realize the costs it has incurred to date on these mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for a number of years at its current level of activity.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

All amounts are in Canadian dollars unless otherwise stated.

	Sep 30 2004	Jun 30 2004
Working capital Deficit	$ 10,056,393 (11,714,669)	$ 9,804,733 (11,510,462)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended June 30, 2005.

The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual consolidated financial statements for the year ended June 30, 2004. For further information, refer to the consolidated financial statements and footnotes thereto included for the year ended June 30, 2004.

White Knight Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited –prepared by management)

For the period ended September 30, 2004

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.

MINERAL PROPERTY INTERESTS

	Balance at June 30, 2004	Additions Recovery	Balance at Sep 30, 2004
Nevada Properties Indian Ranch	108,402		108,402
New Pass	402,981	17,483	420,464
Squaw Creek	426,563	25,001	451,564
South Cabin Creek	17,426	4,902	22,328
Cottonwood	58,016	57,528	115,544
Gold Bar Horst	82,543	23,366	105,909
Gold Pick	10,811	2,124	12,935
Hunter	62,830	7,843	70,673
Slaven Canyon	163,313	44,156	207,469
Tonkin Summit	59,615	37,193	96,808
Benmark	24,922	30,864	55,786
Celt	106,057	190,327	296,384
Fye Canyon	119,889	56,372	176,261
Goldstone	19,846	(2,698)	17,148
McClusky Pass	56,195	39,705	95,900
Pat Canyon	34,965	46,867	81,832
Total Nevada Properties	1,754,374	581,033	$ 2,335,407

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, expects title to all of its interests to be in good standing. The mineral property interests in which the Company has committed to earn an interest are located in the United States and the Company is therefore relying on advice by legal counsel who are basing such advice on the laws of the United States.

Nevada Properties New Pass Project

During the quarter, the Company executed an Option Agreement with Consolidated Odyssey Exploration Inc. (“ODE”) whereby ODE may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 (payment upon execution of agreement of US$50,000 received) over a 4-year period. Upon vesting, ODE may elect to earn an additional 10% interest by financing the completion of a feasibility study. The Company agreed to pay a US$10,000 finders fee. The agreement is subject to the approval of the TSX Venture Exchange.

Squaw Creek Project

During the quarter, the Company executed an Option Agreement with Consolidated Odyssey Exploration Inc. (“ODE”) whereby ODE may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 (payment upon execution of agreement of US$50,000 received) over a 4-year period. Upon vesting, ODE may elect to earn an additional

White Knight Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited –prepared by management)

For the period ended September 30, 2004

10% interest by financing the completion of a feasibility study. The Company agreed to pay a US$10,000 finders fee. The agreement is subject to the approval of the TSX Venture Exchange.

4.

DEFERRED EXPLORATION COSTS

By Type of Cost	Balance at June 30, 2004	Additions	Balance at Sep 30, 2004

Assays	$ 681,131	$ 4,081	$ 685,212
Consulting	2,577,377	97,336	2,674,713
Drilling	2,753,845	134,750	2,888,595
Surveys	497,304	184,224	681,528
Trenching and site preparation	368,921	10,731	379,652
Reclamation	179,489		179,489
Recording	80,079		80,079
Field operations	680,355	31,502	711,857
Drafting and report preparation	416,202	6,728	422,930
Transportation	91,287	52	91,339
Supervision	356,723	115	356,838
Recovery	(4,897,361)	(67,592)	(4,964,953)
Write-off	(3,052,280)	(39,231)	(3,091,511)

Total	$ 733,072	$ 362,696	$ 1,095,768

By Property	Balance at June 30, 2004	Additions	Recoveries	Write-offs	Balance at Sep 30, 2004

Nevada Properties
Indian Ranch	$ 12,395	$ 3,303			$ 15,698
New Pass	237,246		(65,359)		171,887
Squaw Creek	2,227	6	(2,233)
South Cabin Creek	26,322	183			26,505
Cottonwood	30,807	59,134			89,941
Gold Bar Horst	40,975	14,230			55,205
Gold Pick	60,933	732			61,665
Hunter	23,028	183			23,211
Slaven Canyon	199,521	201,417			400,938
McClusky Pass	21,506	41,584			63,090
Benmark	2,091				2,091
Celt	24,295	35,465			59,760
Fye Canyon	31,495	41,352			72,847
Goldstone	2,920				2,920
Pat Canyon	13,007	2,784			15,791
Tonkin Summit	4,304	29,915			34,219
General exploration		39,231		(39,231)

Total Nevada Properties	$ 733,072	$ 469,519	$ (67,592)	$ (39,231)	$1,095,768

White Knight Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited –prepared by management)

For the period ended September 30, 2004

5. CAPITAL STOCK

Authorized: 100,000,000 common shares without par value.

Warrants

At September 30, 2004, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,266,666	$ 1.25	June 25,	2005
7,719,998	1.25	July 29,	2005
588,235	1.25	August 3,	2005
9,574,899

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Exercise Price	Expiry Date
Balance, June 30, 2004	11,964,899
Warrants exercised	(2,090,000)	$ 0.60	August 3,	2004
Warrants expired	(100,000)	0.60	August 3,	2004
Warrants exercised	(200,000)	0.60	October 24,	2004
Balance, September 30, 2004	9,574,899

Stock options

At September 30, 2004, the following incentive stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
80,000	$ 0.10	February 21,	2005
200,000	1.25	June 25,	2005
55,000	0.10	May 14,	2006
805,500	0.23	January 23,	2008
2,074,500	0.41	September 23,	2008
300,000	0.75	March 1,	2009
3,515,000

White Knight Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited –prepared by management)

For the period ended September 30, 2004

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, June 30, 2004	3,665,000	$ 0.43
Options exercised	(150,000)	0.41
Balance, September 30, 2004	3,515,000
Number of options currently exercisable	3,227,500	$ 0.40

6.

RELATED PARTY TRANSACTIONS

During the year to date, the Company paid or accrued management fees in the amount of $66,000 (2003 - $48,000) to directors and officers of the Company and companies controlled by directors.

During the year to date, the Company paid or accrued consulting fees in the amount of $27,450 (2003 - $24,842) to directors and officers of the Company and companies controlled by directors. Of that amount, $27,450 (2003 - $24,842) is included or written off to deferred exploration costs.

Amounts payable to related parties at September 30, 2004 aggregated $42,865 (June 30, 2004 - $70,370). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.

SEGMENTED INFORMATION Details of identifiable assets by geographic segments are as follows:

	Total		Mineral Property Interests and Deferred Exploration	Other
	Assets	Equipment	Costs	Assets
September 30, 2004 Canada	$10,097,672			$ 10,097,672
United States	3,780,743	132,998	3,431,175	216,570
	$13,878,415	$ 132,998	$ 3,431,175	$ 10,314,242
June 30, 2004
Canada	$9,921,453			$ 9,921,453
United States	2,798,953	85,903	2,487,446	225,604
	$12,720,406	$ 85,903	$ 2,487,446	$ 10,147,057

White Knight Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited –prepared by management)

For the period ended September 30, 2004

	Period ending Sep 30, 2004	Period ending Sep 30, 2003
Loss before other items: Canada	$ 158,594	$ 129,521
United States	52,067	1,413
	$ 210,661	$ 130,934

8.

SUBSEQUENT EVENTS

Subsequent to the end of the quarter, the Company entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated (“TCAI”) whereby TCAI will subscribe for a $2,370,000 private placement of 1,500,000 units of the Company at $1.58 per unit. Each unit consists of one common share and one share purchase warrant entitling TCAI to purchase an additional share at $2.50 for a period of one year. The private placement has not yet closed.

In addition, TCAI has the right to earn an initial 51% interest in the Fye Canyon property by incurring exploration expenditures of US$4,000,000 and making cash payments of US$750,000 incurred in annual increments prior to December 31, 2008. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon vesting, TCAI and the Company will form a joint venture. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI may earn an additional 9% interest in the property by funding and completing a feasibility study.

Under the provisions of the agreement, TCAI has a right to elect to enter into an option agreement to earn an interest in the Company’s Celt property on the same terms as the Fye Canyon property. TCAI has elected to enter into a Celt property option agreement. The closing of the agreement is pending.

The above transactions are subject to the approval of the TSX Venture Exchange.

Corporate Information

JOHN M. LEASK, P.Eng Chairman & President Vancouver, BC, Canada

BRIAN D. EDGAR Director

Vancouver, BC, Canada

ROBERT G. CUFFNEY Vice-President, Exploration Reno, Nevada, USA

HEAD OFFICE

Suite 922, 510 West Hastings Street Vancouver, BC, Canada

V6B 1L8

Tel: (604) 681-4462 Fax: (604) 681-0180

E-mail: info@whiteknightres.com Website: www.whiteknightres.com

LEGAL COUNSEL

Catalyst Corporate Finance Lawyers Vancouver, BC, Canada

REGISTERED OFFICE

Suite 1400, 1055 West Hastings St. Vancouver, BC, Canada

V6E 2E9

CAPITALIZATION

Authorized:

100,000,000 Common shares

Issued as at October 31, 2004: 52,469,386

STOCK EXCHANGE

Listed: TSX Venture Exchange

Symbol: WKR-V

First Quarter Report for the Period Ending September 30, 2004

Management Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of the Company for the three months ended September 30, 2004 and 2003 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the three months then ended.

All dollar amounts are in Canadian dollars unless otherwise stated.

White Knight is an exploration company active in finding and generating new mineral prospects. After performing cursory geologic work, the Company usually seeks a third party to further explore the projects. White Knight has been exploring for Carlin-type gold deposits in Nevada since 1993. The Company has focused its efforts in north central Nevada because management believes the probability of a world-class gold discovery is greater here than in any other geographic region in the world. This exploration philosophy has recently been re-affirmed by the Cortez Joint Venture with its current world-class discovery, Cortez Hills.

The majority of Nevada’s gold production comes from sediment-hosted deposits located in north central Nevada. These deposits consist of very fine-grained gold disseminated through a silty limestone rock. These deposits known as Carlin-type deposits occur in clusters and are aligned along lengthy zones known as trends: Carlin, Getchell, Independence, Cortez and Austin-Lovelock. It is becoming increasingly clear that these gold trends are, in fact, goldfields in much the same way as oil occurs in oil fields. As a consequence of this style of gold deposition, it is apparent that with increased drill hole density within these trends, more gold deposits will be discovered. The Carlin Trend is in a mature exploration state with quality land unavailable. As a result, management has dedicated its efforts to developing a better understanding of the geologic controls of the Cortez Trend.

The Company now controls a major portion of the Cortez Trend. To date, 36.9 million ounces of gold has been confirmed by the Cortez Joint Venture on a short segment of their portion of the trend. As the Cortez goldfield continues to evolve, more gold deposits are likely to be discovered. White Knight is ideally located to participate in those discoveries. The Company currently owns sixteen properties (over 55,000 acres), fourteen of which are located within the Cortez Trend. The Company plans to aggressively and systematically evaluate what is currently the second largest land holding in the Cortez Trend.

Since the beginning of the quarter, the Company has completed gravity magnetotelluric and magnetic surveys and geologic mapping on its Fye Canyon, McClusky Pass, Pat Canyon, Slaven Canyon and Celt properties as well as commencing 16,000 feet of drilling on the Slaven Canyon property. In addition, the Company farmed out its New Pass, Squaw Creek, Fye and Celt properties and arranged a $2,370,000 private placement.

MINERAL PROPERTY REVIEW

This review has been prepared by the Company’s geologic staff under the supervision of John M. Leask, P.Eng., Chairman and President of the Company, and a Qualified Person (“QP”) as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

The Company's properties, or the properties in which it has the right to earn an interest, are summarized as follows:

Property	Location	Trend	White Knight Ownership	Optioned to Third Party	Acres	Square Miles
Benmark	Eureka County	Cortez	100%		1,080	1.688
Cabin Creek	Eureka County	Cortez	100%		600	0.938
Celt	Eureka County	Cortez	100%	51%	7,940	12.410
Cottonwood	Eureka County	Cortez	100%		1,240	1.938
Fye Canyon	Eureka County	Cortez	100%	51%	6,900	10.783
Goldstone	Eureka County	Cortez	100%		860	1.344
Gold Bar Horst	Eureka County	Cortez	100%		2,860	4.469
Gold Pick	Eureka County	Cortez	100%		260	0.406
Hunter	Eureka County	Cortez	100%		960	1.500
Indian Ranch	Eureka County	Cortez	75%	60%	10,880	17.000
McClusky Pass	Eureka County	Cortez	100%		4,860	7.594
New Pass	Churchill County	Austin Lovelock	100%	50%	2,140	3.344
Pat Canyon	Eureka County	Cortez	100%		2,620	4.094
Slaven Canyon	Lander County	Cortez	100%		6,192	9.677
Squaw Creek	Elko County	Carlin	100%	50%	3,020	4.719
Tonkin Summit	Eureka County	Cortez	100%		2,940	4.594
Total					55,352	86.498

Fye Canyon Property

The Fye Canyon property is comprised of 345 unpatented lode claims situated 11 miles SSE of the recently discovered Cortez Hills gold deposit. In November 2003, the Company acquired the initial 114 claims through a lease agreement and then staked an additional 231 claims contiguous to the leased land. Under the terms of the lease agreement, the Company must pay annual advance royalty payments starting at US$5,000 upon execution, and increasing by US$5,000 per year to a maximum of US$50,000 per year. Minimum work obligations on the property are US$20,000 per year. A production royalty of 2% of Net Smelter Returns is payable on production up to US$1,000,000 after which it is reduced to 1% to a maximum of US$5,000,000.

In October 2004, the Company entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated whereby TCAI was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%.

Based on recent geologic mapping, the property can be divided into three structural domains separated by north-south to north-northwest trending faults: 1) an eastern domain of thick relatively undisturbed Upper-plate chert, siltstone and shale, 2) a “central faulted domain” of highly faulted Upper-plate rocks and Tertiary rhyolite partially covered by thin Quaternary gravel, and 3) a western downfaulted block covered by fairly thick gravels. In the central faulted domain, mercury-arsenic-gold geochemical anomalies, as well as a hematite-barite breccia zone along the faulted eastern edge, are evidence of a deep hydrothermal system.

Based on the gravity interpretation, a two-milligal horst block was detected that has dimensions of 5 kilometres north-northwest by 2.4 kilometres east-northeast and correlates with the mapped central faulted domain. The gravity high is interpreted to reflect a buried horst block of Paleozoic carbonate. The north-northwest trending fault bounding the east side of the central faulted domain horst block is interpreted as the southern extension of the Cortez Fault and is coincident with the hydrothermal system noted above. In both the Cortez and Carlin trends, structures bounding and internal to uplilfted horst blocks are the favoured locations for deposition of economic gold mineralization.

Celt Property

The Celt property consists of 397 unpatented mining claims (7,940 acres) situated along the western edge of the Roberts Mountains, lying approximately three to six miles northwest of the Gold Bar Mine in Eureka County, Nevada. In October 2004, Teck Cominco American Incorporated elected to earn an initial 51% interest in the property pursuant to its rights under a Financing and Acquisition Agreement on the Company’s Fye Canyon property, on the same terms as the Fye Canyon property. The Celt agreement is currently being finalized and is subject to TSX approval.

Indian Ranch Property

During the quarter, Placer Dome U.S. Inc. (“Placer Dome”) commenced drilling on the Company’s 75% owned Indian Ranch project located in Eureka County, Nevada. Placer Dome is exploring the property under a binding letter agreement for exploration & development with the Company and it’s partner Chapleau Resources (USA) Ltd. During the past year, PDUS conducted geological, geochemical and geophysical programs on the property which covers a portion of a covered Lower Plate window. The principal stratigraphic, structural and intrusive geologic features, plus gold mineralization recognized in and around the Indian Ranch window, closely resemble the geologic settings within productive portions of the Cortez Trend. The announced drill program is anticipated to comprise an initial six holes totaling 2,000 metres which are currently permitted, with a further four drill holes totalling approximately 1,000 metres awaiting archaeological clearance before drilling may commence.

The Company owns an undivided 75% interest and Chapleau owns an undivided 25% interest in the property. Placer Dome may earn a 60% interest by spending US$2,000,000 over a four-year period. Upon vesting its 60% ownership, Placer Dome can elect to earn an additional 15% by financing a feasibility study on the property.

New Pass Property

The Company’s 100% owned New Pass property is located along the Austin-Lovelock mineral belt in the New Pass Mining District, 27 miles west of Austin, Nevada. The property is comprised of 107 unpatented lode mining claims (2,140 acres). In September 2004, the Company granted Consolidated Odyssey Exploration Inc. (“ODE”) an option to earn an initial 50% interest in the property. Under the terms of the agreement, ODE must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totaling US$500,000 over a 4-year period. Upon vesting a 50% interest, ODE may elect to earn an additional 10% interest by financing the completion of a feasibility study.

Squaw Creek Property

The Squaw Creek property is located 42 miles due north of Battle Mountain, Nevada, and lies between the Midas and Ivanhoe mining districts on the northern portion of the Carlin Trend. The property consists of 151 unpatented mining claims (3,020 acres) staked by the Company. In September 2004, the Company granted Consolidated Odyssey Exploration Inc. an option to earn an initial 50% interest in the property. Under the terms of the agreement, ODE must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totaling US$500,000 over a 4-year period. Upon vesting a 50% interest, ODE may elect to earn an additional 10% interest by financing the completion of a feasibility study.

FINANCING AND WARRANTS

In October 2004, the Company entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated whereby TCAI agreed to subscribe for a $2,370,000 private placement of 1,500,000 units of the Company at $1.58 per unit. Each unit consists of one common share and one share purchase warrant entitling TCAI to purchase an additional share at $2.50 for a period of one year from closing. The private placement has not yet closed.

In the past year, the Company issued 2,500,000 common shares and 2,500,000 share purchase warrants, each warrant to purchase an additional share at $0.60 for a two year period, for a price of $0.40 per unit. The warrants contained a trigger clause which applied an accelerated exercise period if, at any time during the two year period, the closing price of the Company’s shares exceeded $0.95 per share for a period of more than 20 consecutive business days. The accelerated exercise period was triggered and 2,400,000 warrants were exercised for proceeds of $1,440,000 by the expiry date of August 4, 2004.

INVESTOR RELATIONS ACTIVITIES

In September 2003, the Company executed an agreement with Darrell Wellander, an independent businessman, who provided investor relations services to the Company. The terms of the one-year agreement provided that Mr. Wellander would receive $500 per month and 150,000 incentive stock options priced at $0.41 for a one-year period. The agreement expired in September 2004 and Mr. Wellander exercised his options.

In June 2004, the Company executed a consulting agreement with Canoe Ventures Ltd. who will provide corporate communication services to the Company. The terms of the agreement provide that the consultants will be paid $6,000 per month for the initial three months and $7,500 per month thereafter. The consultants also received 200,000 incentive stock options priced at $1.25 per share for a one-year period.

OPERATIONS AND FINANCIAL CONDITION

Unaudited
(Fiscal Quarter of the Fiscal
Year ended June 30, 2005)

All in $1,000’s except Loss per Share	First Quarter
Working capital	$ 10,056
Loss	$ 204
Loss per share	$ 0.004
Loss per share (fully diluted)	$ 0.004
Total assets	$ 13,878
Total liabilities	$ 57
Deficit	$ 11,715

Unaudited
(Fiscal Quarters of the Fiscal
Year ended June 30, 2004)

All in $1,000’s except Loss per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital (deficit)	$ (45)	$ 2,184	$ 8,275	$ 9,805
Loss	$ 151	$ 167	$ 200	$ 1,146
Loss per share	$ 0.005	$ 0.004	$ 0.004	$ 0.022
Loss per share (fully diluted)	$ 0.005	$ 0.004	$ 0.004	$ 0.022
Total assets	$ 2,199	$ 4,408	$10,732	$12,720
Total liabilities	$ 360	$ 79	$ 73	$ 130
Deficit	$ 9,997	$10,164	$10,364	$11,510

Unaudited
(Fiscal Quarters of the Fiscal
Year ended June 30, 2003)

All in $1,000’s except Loss per Share	Second Quarter	Third Quarter	Fourth Quarter
Working capital (deficit)	$ 219	$ 17	$ (87)
Loss	$ 703	$ 107	$ 83
Loss per share	$ 0.004	$ 0.004	$ 0.003
Loss per share (fully diluted)	$ 0.004	$ 0.003	$ 0.003
Total assets	$ 1,982	$ 1,984	$ 1,912
Total liabilities	$ 156	$ 223	$ 234
Deficit	$ 9,656	$ 9,763	$ 9,846

Liquidity

As at September 30, 2004, the Company had working capital of $10,056,393. This is an increase of $10,101,057 from working capital at September 30, 2003.

Operations

For the three months ended September 30

Loss for the period increased from $151,141 in 2003 to $204,207 in 2004. If the write-off of mineral property costs ($25,750 in 2003 and $39,231 in 2004) is excluded, the loss has increased from $125,391 in 2003 to $164,976 in 2004. Write-off of deferred exploration costs in 2003 and 2004 consisted of general exploration costs in Nevada. The increase in the loss after write-off of deferred exploration costs between 2003 and 2004 is primarily due to an increase in management fees, audit, consulting, office costs, investor relations & shareholder information, and wages.

Management fees and consulting fees increased from $57,229 in 2003 to $95,991 due to the increase in activity in 2004. Investor relations & shareholder information expense increased from $2,301 in 2003 to $24,580 in 2004 as a result of the Company executing consulting agreements to third parties for investor relations services. Wages increased from $Nil in 2003 to $20,089 in 2004 reflecting costs associated with opening an exploration office in Nevada.

Investing and Financing

For the three months ended September 30

Total expenditures on Nevada properties increased from $145,176 in 2003 to $982,960 in 2004 reflecting renewed industry-wide activity in Nevada. In 2004, a total of 2,290,000 shares were issued on the exercise of warrants for total proceeds of $1,374,000 and 150,000 shares were issued on the exercise of incentive stock options for proceeds of $61,500. In 2003, 2,074,500 shares were issued on the exercise of incentive stock options for proceeds of $262,310.

Form 52-109F2
Certification of Interim Filings

I, Megan Cameron-Jones, Chief Financial Officer of White Knight Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of White Knight Resources Ltd. (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

 Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated November 25, 2004

Signed: “Megan Cameron-Jones”

Name: Megan Cameron-Jones

Chief Financial Officer

Form 52-109F2
Certification of Interim Filings

I, John M. Leask, Chief Executive Officer of White Knight Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of White Knight Resources Ltd. (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

 Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated November 25, 2004

Signed: “John M. Leask”

Name: John M. Leask

Chief Executive Officer